VIDEO TRANSCRIPTIONS
May 14, 2021

Issuer: STRUT Learning, Inc.
Media Location: Top of Campaign (swipeable media)

Video 1 (STRUT Learning Business Model)

Mitch Schneider: Can learning be made easier faster and healthier with emotional intelligence the answer is yes hello my name is Mitch Schneider. With Strut learning we want to make kids smarter and happier. We combine emotional intelligence psychometrics and technology in a simple elearning app. In a 40billion dollar hidden industry 90% of principals are investing in eq chicagos the epicenter of EQ and strut has the talent. Imagine two kids, if both grow up with similar iq why is one happier and successful while the other is stressed and failing. Its not academics or iq, its eq, emotional intelligence. Things like leadership grit passion and teamwork. Again kids are failing because the lack of eq. Also many technologies actually lower eq. Eq is the only solution that enhances from academics emotions and behaviors and is entirely teachable, we remove the barriers of effective learning without gamification. Our platform adapts to a learners eq and learning preferences and emotional state The self directed curricula infuses eq with social studies saving schools time logistics time cost and classroom and elearning. A mid the pandemic a solution that increases eq that meets standards is easy for teachers Eq is vital. Our eq adaption increases engagement and retention while shortening learning time. Together they improve grades confidence and socialibitliy. 99% of top solutions are not addressed for top 3 barriers of school, schedule time and cost and we overcome the top 9. We increase eq from 30 minutes to 2 and half hours a week without disruption to schools saving teachers save 4 hours a week. EQ is still delivered through text books requiring training lesson planning and grading. Popular aps offer skills like yoga and dancing but they do not meet academic standards or teach eq. Strut was built for teachers by teachers. We are b2b focus on a single sided education market focused on k-12 market focused on a school and non profits and after school program. We started in chicago expanded to illinois then the tristate areas. And with 90% of principals investing in eq and top 2 sales criteria for educator buy in Strut will be the thought leaders in eq tech leading industries and parties and leading to sales.and gaming endorsements leading to sales and we are tir 1 passionate experts with areas of our business with several past startups We have been academic, data, and custom centric in the beginning leading to meaningful partnership and sales. We now seek to scale and focus on sales. What would it be like if the ones you loved were 10% happier and 10% more successful. Start today with our eq assessment.

Video 2 (We believe video)

Speaker 1: We believe that everyone deserves to feel loved. That learningand grades should not be at the cost of confidence and happiness. That iq does not equal eq. That students are failing in schools due to a lack of emotional intelligence. That learning can be made easier,

faster, and healthier. We believe (x6). We believe STRUT can help make everyone smarter and happier. [END OF TRANSCRIPTION]